U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 7-29-04
Current Report on Form 8-K Series 2004-QS10
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

JUL 3 0 2004
1088

04039413

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 29th day of July 2004.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________

(Name)

____

(Title)

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

RBS Greenwich Capital Markets

Price/Yield Report (Deal Level)

04Q10FC

A1

Fri, Jul 23 2004 11:16 AM

Tranche	A1	Curr Balance	50,000,000.00	Settle	07/29/2004
Coupon	4.75000	Orig Balance	50,000,000.00	Tranche Type	SEN
Margin	NA	Factor	1.000000	Factor Date	07/04
Index	NA	Calc Spread	Interp rate@WAL	Accr Days	28

	Prepay Rate	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
Price	Price32nd	Yield	Yield	Yield	Yield	Yield
100.5000	100-16	4.715282	4.601149	4.467039	4.325895	4.178264
	WAL (#yr)	14.66	4.98	2.75	1.87	1.40
	Spread @ Center(bp)	4	98	160	185	200
	First Princ	08/25/2004	08/25/2004	08/25/2004	08/25/2004	08/25/2004
	Last Princ	08/25/2028	10/25/2016	07/25/2011	03/25/2009	12/25/2007
	Mod Durn	9.938	4.157	2.469	1.730	1.318
	Maturity (#mo)	289	147	84	56	41

These computational materials should be accompanied by a one page disclaimer which must be read in its entirely by the addressee of this communication. If such disclaimer is not attached hereto, please contact RBS Greenwich Capital Markets.